NEWS RELEASE

Clifton Star reports the first 2012 drill results on the Duparquet project.

Quebec City, QUEBEC--( March 21, 2012) – Clifton Star Resources Inc. ("CFO" or "Clifton") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to release the results of its first assay data from its  2012 drill program at the Duparquet Project, located along the prolific Destor-Porcupine Fault in the Abitibi region of Quebec. Drilling was focused on the North Zone of the Beattie and Donchester properties, targeting deeper levels. Clifton currently has two drills working on the project.

Diamond drilling from January to mid-March by Clifton includes the completion of 7 holes for 4,905 meters, all targeting the North Zone. Complete or partial assay results are currently available for the first 5 drill holes of the program (see figure 2, 3 and 4)

Some Highlights:

Hole BD10-160ext with 18 meters grading 3.16 g/t Au

Hole BD10-172ext with 7 meters grading 2.37 g/t Au

Hole BD12-01 with 8.3 meters grading 2.69 g/t Au

Hole DON10-44ext with 11.1 meters grading 1.55 g/t Au

Hole DON10-52ext with 12.5 meters grading 1.35 g/t Au

The North Zone on the Beattie and Donchester properties continues to be the focus of the drilling program for the first part of 2012. Drilling included 6 drill hole extensions and 1 new hole collared from surface for a total of 4,905.2 metres. This includes 2,402 metres of reaming completed in the historical holes, along with 2503.2 metres of new core drilling in the extended holes and the new hole collared from surface. Clifton is able to carry out the drilling on the property at a discounted cost by extending existing holes.

The North Zone continues to show excellent continuity, with significant gold mineralization, at depth. The mineralized envelope of the North Zone can be up to 80 metres wide, and has been traced along strike for 2.6 km (See Figure 1). The North Zone has a near vertical dip, with the mineralization typically found near the northern contact of the syenite and younger volcanic rocks. Recent work has tested the North Zone between 350m and 650m vertically, as well as defined several higher-grade lenses within the North Zone. Future drilling will continue to test these lenses at depth.

The results of the 2012 drill program continue to be very encouraging, as can be seen from the assay data that is listed in the summary and in the table and figures provided immediately after the text of this news release. The true thicknesses of the intersections in the North Zone are typically 60% of the core lengths.

All 2011 and prior drill hole information, as well as the available results of the 2012 drill hole program, will be incorporated into a comprehensive NI 43-101 resource report on the Duparquet Project, which includes the Beattie, Donchester, Dumico and Central Duparquet properties, as well as the Beattie tailings, that is presently being prepared by InnovExplo, a mining consulting firm located in Val-d’Or. The Company expects to have the report conclusions available for release in late April of 2012.

The InnovExplo NI 43-101 resource report will form the basis for retaining an independent consulting firm to prepare a Preliminary Economic Assessment (“PEA”).

Drilling is continuing with 2 drill rigs on the Beattie and Donchester properties. The drill program will take advantage of extending existing holes that either ended in mineralization or were stopped short of the North Zone. Until the end of the year, the primary focus of the drilling will be continued exploration of the various zones at the Beattie, Donchester, Dumico and Central Duparquet properties in order to better define the limits of the known mineralization between 400-600 metres below surface, as well as identification of the limits of higher grade sections within the known zones.

Technical Information and Qualified Persons

The assay analyses performed during Clifton’s drill programs are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core was logged and sampled on site at the Company's exploration office in Duparquet, with samples transported by the Company to Activation Laboratories Ltd. (Ste-Germaine de Boule), an independent accredited laboratory, for assay analysis. Standard reference materials, blanks, and field duplicates samples are inserted prior to shipment from site to monitor the quality control of the data. Samples with higher grade gold (greater than 3 grams per tonne) are reassayed using a gravimetric and/or pulps and metallic procedure. All assays greater than 30 grams per tonne were cut to 30 grams. The Company's exploration team designed and executed the 2011 drilling program under the supervision of Clifton’s Vice President of Exploration, Mr.  Louis Martin. The content of this news release has been written and approved by Mr. Louis Martin, P.Geo, a Qualified Person as defined by National Instrument 43-101.

Duparquet Project

2012 Drilling Results

Drill Hole	From (m)	To (m)	Width (m)	Au (g/t)	Section	Zone
BD10-160 EXT	493.1	496.2	3.1	0.99	631,037E
and	566	602	36.0	1.91	631,037E	North Zone
incl	584	602	18.0	3.16	631,037E	North Zone
incl	584	592	8.0	4.94	631,037E	North Zone
BD10-172 EXT	467.9	476.5	8.6	1.02	631,075E	Syenite
and	549	563	14.0	0.71	631,075E	Syenite
and	583	586.9	3.9	1.12	631,075E	Syenite
and	649	656	7.0	2.37	631,075E	North Zone
BD12-01	300	303	3.0	0.90	631,000E	Syenite
and	358.1	364.5	6.4	1.21	631,000E	Syenite
and	373.5	378	4.5	0.57	631,000E	Syenite
and	500.5	502.5	2.0	1.29	631,000E	Syenite
and	657.6	679.9	22.4	1.34	631,000E	North Zone
incl	671.6	679.9	8.3	2.69	631,000E	North Zone
incl	673.6	678.6	5.0	3.42	631,000E	North Zone
DON10-44 EXT	403	404	1.0	2.49	631,700E	Syenite
and	443	444.5	1.5	3.05	631,700E	Syenite
and	453.2	455	1.8	2.28	631,700E	Syenite
and	477.5	482	4.5	1.13	631,700E	Syenite
and	828.5	839.6	11.1	1.55	631,700E	North Zone
DON10-52 EXT	657	669.5	12.5	1.35	631,700E	North Zone
and	693.8	696.4	2.6	1.72	631,700E	North Zone

*** Drilling results: see figure 1, 2, 3, 4 for location

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

SCHEDULE 1

FIGURE 1

CLIFTON STAR
Resources inc.
Surface Plan
Beattie
Donchester
North Zone
West – RS-RW Zone
South Zone
Dumico
Central Duparquet
CD-Main Zone
1 km
N
W
E
S

LOCATION OF THE MINERALIZATION ON THE DUPARQUET PROJECT

FIGURE 2

North Zone
Longitudinal
CLIFTON STAR
Resources inc.
B09-100ext
BD12-01
BD10-160ext
BD10-172ext
BD10-159ext
DON10-44ext
DON10-52ext
-500
630500
631000
631500
632000
Beattie
Donchester
Central
Duparquet
W
S
E
(Looking North)
Assays pending
300m

Hole	Length (m)	Au g/t
BD12-01	8.3	2.69
BD10-160ext	18.0	3.16
BD10-172ext	7.0	2.37
DON10-44ext	11.1	1.55
DON10-52ext	12.5	1.35

RED DOTS ARE 2012 HOLES
WHITE DOTS ARE PREVIOUS HOLES

5

FIGURE 3

Beattie
CLIFTON STAR
Resources inc.
BD12-01
BD10-160ext
BD10-172ext
1.91g/t over 36.0m
1.02g/t Au over 8.6m
1.34 g/t Au over 22.4m
0.71 g/t Au over 14.0m
2.37 g/t Au over 7.0m
1.12 g/t Au over 3.9m
South Zone
North Zone
100m
Section 631,000E
(Looking West)
Syenite
S
N
2012 Drill Hole
Pre 2012 Drill Hole

LOCATION OF DRILL HOLES IN BLUE

FIGURE 4

Donchester
CLIFTON STAR
Resources inc.
DON10-44ext
DON10-52ext
North Zone
South Zone
1.35g/t over 12.5m
1.72g/t over 2.6m
1.55g/t over 11.1
100m
Section 631,750E
(Looking West)
Syenite
S
E
N
2012 Drill Hole
Pre 2012 Drill Hole

LOCATION OF DRILL HOLES IN BLUE

6